EXHIBIT 99.9
Media release

BC Works (Kitimat) smelter reduces production following strike

26 July 2021

MONTREAL--(BUSINESS WIRE)-- Rio Tinto has begun reducing production at its BC Works aluminium smelter in Kitimat, Canada due to a strike initiated by the Unifor Local 2301 union after negotiations failed to reach a new collective labour agreement.
Production will be reduced to around 35 per cent of the smelter’s 432,000 tonne annual capacity, so that it can safely be operated by staff and employees required under an essential services order granted by the BC Labour Relations Board.
Rio Tinto Aluminium managing director Atlantic Operations Samir Cairae said: “Reducing production will have a significant impact on the business and community, but we are committed to taking the necessary steps to operate safely with a reduced workforce.
“We have made every effort to reach a mutually beneficial agreement through negotiating in good faith over the past seven weeks, including proposing an independent mediator which was rejected by Unifor Local 2301.
“We will continue to look for longer term solutions with the union and work closely with customers and suppliers to minimise disruptions.”
A reduced workforce is also in place to ensure the Kemano hydro-power facility continues to run safely.
Rio Tinto employs approximately 1,050 people at the BC Works smelter and Kemano powerhouse, including around 900 employees represented by Unifor Local 2301. The company contributed C$780 million to the economy of British Columbia in 2020.

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia
Jonathan Rose
M +61 447 028 913

Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Investor Relations, Australia
Natalie Worley
M +61 409 210 462

Amar Jambaa
M +61 472 865 948

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com